                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 AMENDMENT NO. 1

                              IVC INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45070M101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  RON ZWANZIGER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       INVERNESS MEDICAL INNOVATIONS, INC.
                            51 SAWYER ROAD, SUITE 200
                                WALTHAM, MA 02453
                                 (781) 647-3900
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 21, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

       NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------
CUSIP NO. 45070M101                 13D                        PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             INVERNESS MEDICAL INNOVATIONS, INC.
             I.R.S. IDENTIFICATION NO.:  04-3565120
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   (b)
             NOT APPLICABLE
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             NOT APPLICABLE
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

                              --------------------------------------------------
                               8     SHARED VOTING POWER
NUMBER OF SHARES                     1,197,029
BENEFICIALLY                  --------------------------------------------------
OWNED BY EACH                  9     SOLE DISPOSITIVE POWER
REPORTING PERSON
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,197,029
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* |_|
             NOT APPLICABLE
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             53.3%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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This Amendment No. 1 to Schedule 13D relates to shares of common stock of IVC
Industries, Inc. ("IVC") and is filed by Inverness Medical Innovations, Inc., a Delaware corporation ("Innovations"), to amend the Schedule 13D originally filed by Innovations with the Securities and Exchange Commission on October 1, 2001.

ITEMS 3
AND 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION AND PURPOSE OF TRANSACTION.

          Items 3 and 4 are hereby amended and restated in their entirety to read as follows:

          Innovations and IVC signed a non-binding letter of intent on September 21, 2001 (the "Letter of Intent"). The Letter of Intent provided for Innovations and IVC to negotiate and enter into a mutually acceptable definitive acquisition agreement, whereby Innovations would acquire all of the capital stock of IVC through the merger (the "Merger") of IVC with a subsidiary of Innovations. The Letter of Intent contemplated that each stockholder of IVC would receive from Innovations, in connection with the Merger, $2.50 cash for each share of IVC common stock held by such stockholder, except that certain of IVC's principal stockholders and directors would receive either cash, restricted shares of common stock of Innovations or a combination thereof, valued at $2.50 for each share of IVC common stock held by such stockholders.

          In connection with the signing of the Letter of Intent, Innovations entered into Stockholder Voting Agreements and Irrevocable Proxies (collectively, the "Original Voting Agreements", filed as Exhibits A through D to the Schedule 13D filed on October 1, 2001) with four stockholders of IVC (each such stockholder an "Original Proxy Grantor" and, collectively, the "Original Proxy Grantors") holding in the aggregate approximately 42.3% of the outstanding common stock of IVC (based on the number of shares of common stock of IVC outstanding on June 1, 2001 as reported in IVC's Quarterly Report on Form 10-Q for the quarter ended April 30, 2001). According to the terms of the Original Voting Agreements, each Original Proxy Grantor (i) agreed to vote in favor of approval of the Merger, the execution and delivery by IVC of a mutually acceptable acquisition agreement and the other transactions contemplated by the Letter of Intent and such mutually acceptable acquisition agreement and (ii) granted to Ron Zwanziger and David Scott, each acting on behalf of Innovations, an irrevocable proxy to vote such Original Proxy Grantor's shares, at any time prior to the Expiration Date (as then defined in the Original Voting Agreements), in favor of the Merger, the execution and delivery by IVC of a mutually acceptable acquisition agreement and the other transactions contemplated by the Letter of Intent and such mutually acceptable acquisition agreement.

          On December 21, 2001, as contemplated by the Letter of Intent, Innovations, IVC and Nutritionals Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Innovations, entered into an Agreement and Plan of Merger (the "Merger Agreement"). In connection with the signing of the Merger Agreement and on the date thereof, Innovations and each of the Initial Proxy Grantors executed an Amendment to Stockholder Voting Agreement and new Irrevocable Proxies (collectively, the "Amendments to Voting Agreements", filed as Exhibits A through D to this Amendment No. 1 to Schedule 13D), pursuant to which Innovations and each Initial Proxy Grantor agreed to amend the definition of Expiration Date in the Original Voting Agreements to extend the effective time of the Original Voting Agreements.

          In addition to amending the Original Voting Agreements, on December 21, 2001, Innovations also entered into new Stockholder Voting Agreements and Irrevocable Proxies (collectively, the "Subsequent Voting Agreements", filed as Exhibits E through F to this Amendment No. 1 to Schedule 13D, and together with the Original Voting Agreements, the "Voting Agreements") with two additional stockholders of IVC (each such additional stockholder a "Subsequent Proxy Grantor" and, collectively, the "Subsequent Proxy Grantors"; together with the Original Proxy Grantors, the "Proxy Grantors"). The Proxy Grantors hold in the aggregate approximately 53.3% of the outstanding common stock of IVC (based on the number of shares of common stock of IVC outstanding on November 30, 2001 as reported in IVC's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001]). Pursuant to the terms of the Subsequent Voting Agreements, each Subsequent Proxy Grantor has (i) agreed to vote in favor of approval of the Merger, the execution and delivery by IVC of the Merger Agreement and the other transactions contemplated by the Merger Agreement and (ii) granted to

          Ron Zwanziger and David Scott, each acting on behalf of Innovations, an irrevocable proxy to vote such Subsequent Proxy Grantor's shares, at any time prior to the Expiration Date (as defined in the Subsequent Voting Agreements), in favor of the Merger, the execution and delivery by IVC of the Merger Agreement and the other transactions contemplated by the Merger Agreement.

          If the Merger is completed, Innovations expects at least initially to continue the business operations of IVC substantially as they are currently being conducted. Upon completion of the Merger, Innovations intends to conduct a detailed review of IVC and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, Innovations will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist. Innovations expects to fund the cash portion of the purchase price for the Merger from its working capital.

          If the Merger is completed, IVC's stock will no longer be quoted on the OTC Bulletin Board.

          Completion of the Merger is subject to a number of conditions, including approval of IVC's stockholders, modification of loan agreements with IVC's principal lender, and approval of Innovations' principal lender.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(c) As a result of Innovations' entering into the Original Voting Agreements, as amended by the Amendments to Voting Agreements, and the Subsequent Voting Agreements (and obtaining an irrevocable proxy with respect to certain shares pursuant to the Original Voting Agreements and Subsequent Voting Agreements as described herein), Innovations may be deemed to own beneficially an aggregate of 1,197,029 shares of IVC, representing approximately 53.3% of IVC's common shares outstanding. Innovations, however, disclaims beneficial ownership of such shares, and this statement shall not be construed as an admission that Innovations is, for any or all purposes, the beneficial owner of such shares.

(d) Each Proxy Grantor retains the right to receive dividends in respect of, and the proceeds from the sale of, the shares of such Proxy Grantor subject to the Voting Agreements.

(e)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended and restated in its entirety to read as follows:

          The following summary of certain provisions of the Voting Agreements is qualified in its entirety by reference to the actual text of the Original Voting Agreements (see Exhibits A, B, C, and D to the
          Schedule 13D filed on October 1, 2001), as amended by the Amendments to Voting Agreements (see Exhibits A, B, C and D filed herewith), and the Subsequent Voting Agreements (see Exhibits E and F filed herewith).

          Pursuant to the Voting Agreements, each Proxy Grantor has agreed, for the period beginning on September 21, 2001, in the case of the Original Proxy Grantors, and for the period beginning on December 21, 2001, in the case of the Subsequent Proxy Grantors, and ending on the Expiration Date (as defined in the respective Voting Agreements), to vote any IVC common stock with respect to which the Proxy Grantor has voting power ("Proxy Shares"): (i) in favor of approval of the Merger, the execution and delivery by IVC of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the

          Merger and the Merger Agreement; and (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of IVC with any party, (B) any sale, lease or transfer of any significant part of the assets of IVC or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of IVC or any of its subsidiaries, (D) any material change in the capitalization of IVC or IVC's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

          Concurrently with the execution of the Voting Agreements, each Proxy Grantor delivered to Innovations an Irrevocable Proxy, pursuant to which each such Proxy Grantor appointed each of Ron Zwanziger and David Scott (each, a "Proxy Holder") as the sole and exclusive proxy of such Proxy Grantor, with full power of substitution and resubstitution, to vote the Proxy Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of IVC's stockholders called for purposes of considering any proposal described in the preceding paragraph, and in any action by written consent of IVC's stockholders in lieu of any such meeting, and instructs each Proxy Holder to vote in the manner specified in the preceding paragraph on any such proposal. Each of Messrs. Zwanziger and Scott is an executive officer of Innovations and is acting as Proxy Holder on behalf of Innovations.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit A   Amendment to Stockholder Voting Agreement and Irrevocable
                      Proxy, dated as of December 21, 2001, by and between Inverness Medical Innovations, Inc. and E. Joseph Edell.

          Exhibit B   Amendment to Stockholder Voting Agreement and Irrevocable
                      Proxy, dated as of December 21, 2001, by and between Inverness Medical Innovations, Inc. and Beverly Edell.

          Exhibit C   Amendment to Stockholder Voting Agreement and Irrevocable
                      Proxy, dated as of December 21, 2001, by and between Inverness Medical Innovations, Inc. and Ethel Edell,
                      Executrix for the Estate of Arthur Edell.

          Exhibit D   Amendment to Stockholder Voting Agreement and Irrevocable
                      Proxy, dated as of December 21, 2001, by and between Inverness Medical Innovations, Inc. and the Edell Family
                      Partnership.

          Exhibit E   Stockholder Voting Agreement and Irrevocable Proxy, dated
                      as of December 21, 2001, by and between Inverness Medical
                      Innovations, Inc. and Andrew Pinkowski.

          Exhibit F   Stockholder Voting Agreement and Irrevocable Proxy, dated
                      as of December 21, 2001, by and between Inverness Medical
                      Innovations, Inc. and Rita Pinkowski.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

       December 31, 2001

                                         INVERNESS MEDICAL INNOVATIONS, INC.


                                                   /s/ RON ZWANZIGER
                                         ---------------------------------------
                                         Ron Zwanziger
                                         President and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION

Exhibit A      Amendment to Stockholder Voting Agreement and Irrevocable Proxy,
               dated as of December 21, 2001, by and between Inverness Medical
               Innovations, Inc. and E. Joseph Edell.

Exhibit B      Amendment to Stockholder Voting Agreement and Irrevocable Proxy,
               dated as of December 21, 2001, by and between Inverness Medical
               Innovations, Inc. and Beverly Edell.

Exhibit C      Amendment to Stockholder Voting Agreement and Irrevocable Proxy,
               dated as of December 21, 2001, by and between Inverness Medical
               Innovations, Inc. and Ethel Edell, Executrix for the Estate of
               Arthur Edell.

Exhibit D      Amendment to Stockholder Voting Agreement and Irrevocable Proxy,
               dated as of December 21, 2001, by and between Inverness Medical
               Innovations, Inc. and Edell Family Partnership.

Exhibit E      Stockholder Voting Agreement and Irrevocable Proxy, dated as of
               December 21, 2001, by and between Inverness Medical Innovations,
               Inc. and Andrew Pinkowski.

Exhibit F      Stockholder Voting Agreement and Irrevocable Proxy, dated as of
               December 21, 2001, by and between Inverness Medical Innovations,
               Inc. and Rita Pinkowski.

                                                                      EXHIBIT A

                    AMENDMENT TO STOCKHOLDER VOTING AGREEMENT

       THIS AMENDMENT TO STOCKHOLDER VOTING AGREEMENT (this "AMENDMENT") is made and entered into as of December 21, 2001 by and between Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and E. Joseph Edell, the undersigned stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY").

                                   WITNESSETH

       WHEREAS, Stockholder is the beneficial owner of shares of outstanding capital stock of the Company and other securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company (collectively, the "SHARES").

       WHEREAS, on September 21, 2001, Innovations and the Company entered into a Non-Binding Summary of Terms and Conditions (the "LETTER OF INTENT"), providing for Innovations and the Company to negotiate and enter into a mutually acceptable definitive acquisition agreement.

       WHEREAS, concurrently with the execution of the Letter of Intent, Innovations and the Stockholder entered into a Stockholder Voting Agreement dated September 21, 2001 (the "ORIGINAL VOTING AGREEMENT"). In connection with the execution of the Original Voting Agreement, the Stockholder granted an irrevocable proxy to Ron Zwanziger and David Scott, each officers of Innovations, dated September 21, 2001 (the "ORIGINAL PROXY").

       WHEREAS, concurrently with the execution of this Amendment, Innovations, the Company and Nutritionals Acquisition Corporation have entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") and, in connection therewith, have agreed (i) to amend the definition of "EXPIRATION DATE" as set forth in the Original Voting Agreement and (ii) that Stockholder shall deliver to Innovations a new irrevocable proxy, effective until the new Expiration Date (as defined herein).

       NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

       1. DEFINED TERMS. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Voting Agreement.

       2. AGREEMENT TO RETAIN SHARES UNTIL THE EXPIRATION DATE. Section 1.1 of the Original Voting Agreement is hereby amended by deleting the third and final sentence thereof (defining Expiration Date) and replacing it with the following:

            "As used herein, the term `EXPIRATION DATE' shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002."

       3. IRREVOCABLE PROXY. Concurrently with the execution of this Amendment, Stockholder agrees to deliver to Innovations an irrevocable proxy in the form attached hereto as EXHIBIT A (the "PROXY"), which shall be irrevocable to the fullest extent permitted by applicable law, covering the total number of Shares and New Shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder as set forth therein. Innovations agrees to vote the Proxy at the Meeting. The Proxy shall replace the Original Proxy and the Original Proxy shall be of no further force or effect.

       4. MISCELLANEOUS. The Original Voting Agreement, as modified by this Amendment, and the Proxy attached hereto represent the entire agreement of the parties with respect to their subject matter and may only be amended in a writing signed by both parties. Nothing herein shall be deemed to amend or waive any term or provision of the Original Voting Agreement, except as expressly set forth herein, and all other terms and conditions of the Original Voting Agreement are hereby ratified and confirmed in all respects.


                                    * * * * *

       IN WITNESS WHEREOF, the undersigned have executed this Amendment to Stockholder Voting Agreement as an agreement under seal on the date first above written.

INVERNESS MEDICAL                        STOCKHOLDER:
INNOVATIONS, INC.:


      /S/ RON ZWANZIGER                       /S/ E. JOSEPH EDELL
------------------------------------     ---------------------------------------
By:  Ron Zwanziger                       Signature
Its:  Chief Executive Officer

                                                  E. JOSEPH EDELL
                                         ---------------------------------------
                                         Print Name

                                                  787 OCEAN AVE. #1205
                                         ---------------------------------------

                                                  WEST END, NJ  07740
                                         ---------------------------------------
                                         Address

                                                      732-761-2801
                                         ---------------------------------------
                                         Fax Number

                                         Number of shares of Company Common
                                         Stock owned by Stockholder:
                                                       608,094

                                         Other securities convertible into,
                                         exercisable or for, shares of Company
                                         Common Stock owned by Stockholder:
                                                       0
                                         ---------------------------------------

                                                                       Exhibit A

                                IRREVOCABLE PROXY

       The undersigned Stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY"), hereby irrevocably (to the fullest extent permitted by law) appoints Ron Zwanziger and David Scott, each officers of Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and each of them, as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "SHARES"), in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned Stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy, along with the number(s) of the share certificate(s) which represent such Shares. Upon the undersigned's execution of this Proxy, any and all prior proxies given by each undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

       This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Amendment to Stockholder Voting Agreement dated as of the date hereof by and between Innovations and the Stockholder, and is granted for good and valuable consideration, including in consideration of Innovations entering into that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Innovations, Nutritionals Acquisition Corporation ("MERGER SUB") and the Company (the "MERGER AGREEMENT"), whereby Innovations will acquire all of the fully diluted capital stock of the Company through the merger (the "MERGER") of the Company with and into Merger Sub. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002.

       The attorney and proxy named above is hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

            (i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by Merger Agreement and any action required in furtherance thereof;

            (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement; and

            (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries, (D) any material change in the capitalization of the Company or the Company's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

       The attorney and proxy named above may not exercise this Proxy on any other matter except as provided in clauses (i), (ii) or (iii) above. The Stockholder may vote the Shares on all other matters.

       Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

       This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: December 21, 2001

      /S/ RON ZWANZIGER                       /S/ E. JOSEPH EDELL
------------------------------------     ---------------------------------------
By:  Ron Zwanziger                       Signature
Its:  Chief Executive Officer

                                                  E. JOSEPH EDELL
                                         ---------------------------------------
                                         Print Name

                                                  787 OCEAN AVE. #1205
                                         ---------------------------------------

                                                  WEST END, NJ  07740
                                         ---------------------------------------
                                         Address

                                         Number of shares of Company Common
                                         Stock owned by Stockholder (include
                                         stock certificate numbers):
                                                     608,094
                                         ---------------------------------------
                                         cert. 0061 - 585,003 shares
                                         cert. 0114 - 9,625
                                         13,466 - held in Smith Barney

                                                                       EXHIBIT B

                    AMENDMENT TO STOCKHOLDER VOTING AGREEMENT

       THIS AMENDMENT TO STOCKHOLDER VOTING AGREEMENT (this "AMENDMENT") is made and entered into as of December 21, 2001 by and between Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and Beverly Edell, the undersigned stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY").

                                   WITNESSETH

       WHEREAS, Stockholder is the beneficial owner of shares of outstanding capital stock of the Company and other securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company (collectively, the "SHARES").

       WHEREAS, on September 21, 2001, Innovations and the Company entered into a Non-Binding Summary of Terms and Conditions (the "LETTER OF INTENT"), providing for Innovations and the Company to negotiate and enter into a mutually acceptable definitive acquisition agreement.

       WHEREAS, concurrently with the execution of the Letter of Intent, Innovations and the Stockholder entered into a Stockholder Voting Agreement dated September 21, 2001 (the "ORIGINAL VOTING AGREEMENT"). In connection with the execution of the Original Voting Agreement, the Stockholder granted an irrevocable proxy to Ron Zwanziger and David Scott, each officers of Innovations, dated September 21, 2001 (the "ORIGINAL PROXY").

       WHEREAS, concurrently with the execution of this Amendment, Innovations, the Company and Nutritionals Acquisition Corporation have entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") and, in connection therewith, have agreed (i) to amend the definition of "EXPIRATION DATE" as set forth in the Original Voting Agreement and (ii) that Stockholder shall deliver to Innovations a new irrevocable proxy, effective until the new Expiration Date (as defined herein).

       NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

       1. DEFINED TERMS. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Voting Agreement.

       2. AGREEMENT TO RETAIN SHARES UNTIL THE EXPIRATION DATE. Section 1.1 of the Original Voting Agreement is hereby amended by deleting the third and final sentence thereof (defining Expiration Date) and replacing it with the following:

            "As used herein, the term `EXPIRATION DATE' shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002."

       3. IRREVOCABLE PROXY. Concurrently with the execution of this Amendment, Stockholder agrees to deliver to Innovations an irrevocable proxy in the form attached hereto as EXHIBIT A (the "PROXY"), which shall be irrevocable to the fullest extent permitted by applicable law, covering the total number of Shares and New Shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder as set forth therein. Innovations agrees to vote the Proxy at the Meeting. The Proxy shall replace the Original Proxy and the Original Proxy shall be of no further force or effect.

       4. MISCELLANEOUS. The Original Voting Agreement, as modified by this Amendment, and the Proxy attached hereto represent the entire agreement of the parties with respect to their subject matter and may only be amended in a writing signed by both parties. Nothing herein shall be deemed to amend or waive any term or provision of the Original Voting Agreement, except as expressly set forth herein, and all other terms and conditions of the Original Voting Agreement are hereby ratified and confirmed in all respects.


                                    * * * * *

       IN WITNESS WHEREOF, the undersigned have executed this Amendment to Stockholder Voting Agreement as an agreement under seal on the date first above written.

INVERNESS MEDICAL                        STOCKHOLDER:
INNOVATIONS, INC.:


      /s/ RON ZWANZIGER                             /s/ BEVERLY EDELL
------------------------------------     ---------------------------------------
By:  Ron Zwanziger                       Signature
Its:  Chief Executive Officer

                                                       BEVERLY EDELL
                                         ---------------------------------------
                                         Print Name

                                                    787 OCEAN AVE. #1205
                                         ---------------------------------------

                                                    WEST END, NJ  07740
                                         ---------------------------------------
                                         Address

                                                        732-761-2801
                                         ---------------------------------------
                                         Fax Number

                                         Number of shares of Company Common
                                         Stock owned by Stockholder:
                                                          75,340
                                         ---------------------------------------

                                         Other securities convertible into,
                                         exercisable or exchangeable for,
                                         shares of Company Common Stock owned by
                                         Stockholder:
                                                            0
                                         ---------------------------------------

                                                                       Exhibit A

                                IRREVOCABLE PROXY

       The undersigned Stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY"), hereby irrevocably (to the fullest extent permitted by law) appoints Ron Zwanziger and David Scott, each officers of Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and each of them, as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "SHARES"), in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned Stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy, along with the number(s) of the share certificate(s) which represent such Shares. Upon the undersigned's execution of this Proxy, any and all prior proxies given by each undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

       This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Amendment to Stockholder Voting Agreement dated as of the date hereof by and between Innovations and the Stockholder, and is granted for good and valuable consideration, including in consideration of Innovations entering into that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Innovations, Nutritionals Acquisition Corporation ("MERGER SUB") and the Company (the "MERGER AGREEMENT"), whereby Innovations will acquire all of the fully diluted capital stock of the Company through the merger (the "MERGER") of the Company with and into Merger Sub. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002.

       The attorney and proxy named above is hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

            (i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by Merger Agreement and any action required in furtherance thereof;

            (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement; and

            (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries, (D) any material change in the capitalization of the Company or the Company's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

       The attorney and proxy named above may not exercise this Proxy on any other matter except as provided in clauses (i), (ii) or (iii) above. The Stockholder may vote the Shares on all other matters.

       Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

       This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: December 21, 2001

                                                   /s/ BEVERLY EDELL
                                         ---------------------------------------
                                         Signature

                                                     BEVERLY EDELL
                                         ---------------------------------------
                                         Print Name

                                                   787 OCEAN AVE. #1205
                                         ---------------------------------------

                                                   WEST END, NJ  07740
                                         ---------------------------------------
                                         Address

                                         Number of shares of Company Common
                                         Stock owned by Stockholder (include
                                         stock certificate numbers):
                                                         75,340
                                         ---------------------------------------
                                         cert. 0060 - 75,177 shares
                                         163 shares - held at Smith Barney

                                                                       EXHIBIT C

                    AMENDMENT TO STOCKHOLDER VOTING AGREEMENT

       THIS AMENDMENT TO STOCKHOLDER VOTING AGREEMENT (this "AMENDMENT") is made and entered into as of December 21, 2001 by and between Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and Ethel Edell, as Executrix for the Estate of Arthur Edell, the undersigned stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY").

                                   WITNESSETH

       WHEREAS, Stockholder is the beneficial owner of shares of outstanding capital stock of the Company and other securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company (collectively, the "SHARES").

       WHEREAS, on September 21, 2001, Innovations and the Company entered into a Non-Binding Summary of Terms and Conditions (the "LETTER OF INTENT"), providing for Innovations and the Company to negotiate and enter into a mutually acceptable definitive acquisition agreement.

       WHEREAS, concurrently with the execution of the Letter of Intent, Innovations and the Stockholder entered into a Stockholder Voting Agreement dated September 21, 2001 (the "ORIGINAL VOTING AGREEMENT"). In connection with the execution of the Original Voting Agreement, the Stockholder granted an irrevocable proxy to Ron Zwanziger and David Scott, each officers of Innovations, dated September 21, 2001 (the "ORIGINAL PROXY").

       WHEREAS, concurrently with the execution of this Amendment, Innovations, the Company and Nutritionals Acquisition Corporation have entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") and, in connection therewith, have agreed (i) to amend the definition of "EXPIRATION DATE" as set forth in the Original Voting Agreement and (ii) that Stockholder shall deliver to Innovations a new irrevocable proxy, effective until the new Expiration Date (as defined herein).

       NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

       1. DEFINED TERMS. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Voting Agreement.

       2. AGREEMENT TO RETAIN SHARES UNTIL THE EXPIRATION DATE. Section 1.1 of the Original Voting Agreement is hereby amended by deleting the third and final sentence thereof (defining Expiration Date) and replacing it with the following:

            "As used herein, the term `EXPIRATION DATE' shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002."

       3. IRREVOCABLE PROXY. Concurrently with the execution of this Amendment, Stockholder agrees to deliver to Innovations an irrevocable proxy in the form attached hereto as EXHIBIT A (the "PROXY"), which shall be irrevocable to the fullest extent permitted by applicable law, covering the total number of Shares and New Shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder as set forth therein. Innovations agrees to vote the Proxy at the Meeting. The Proxy shall replace the Original Proxy and the Original Proxy shall be of no further force or effect.

       4. MISCELLANEOUS. The Original Voting Agreement, as modified by this Amendment, and the Proxy attached hereto represent the entire agreement of the parties with respect to their subject matter and may only be amended in a writing signed by both parties. Nothing herein shall be deemed to amend or waive any term or provision of the Original Voting Agreement, except as expressly set forth herein, and all other terms and conditions of the Original Voting Agreement are hereby ratified and confirmed in all respects.


                                    * * * * *

       IN WITNESS WHEREOF, the undersigned have executed this Amendment to Stockholder Voting Agreement as an agreement under seal on the date first above written.

INVERNESS MEDICAL                        STOCKHOLDER:
INNOVATIONS, INC.:


      /s/ RON ZWANZIGER                              /s/ ETHEL EDELL
------------------------------------     ---------------------------------------
By:  Ron Zwanziger                       Signature
Its:  Chief Executive Officer

                                                   ETHEL EDELL, EXECUTRIX
                                         ---------------------------------------
                                         Print Name

                                                       511 CHANNEL DR.
                                         ---------------------------------------

                                                 MONMOUTH BEACH, NJ  07750
                                         ---------------------------------------
                                         Address

                                                         732-222-2097
                                         ---------------------------------------
                                         Fax Number

                                         Number of shares of Company Common
                                         Stock owned by Stockholder:
                                                          17,586
                                         ---------------------------------------

                                         Other securities convertible into,
                                         exercisable or exchangeable for,
                                         shares of Company Common Stock owned by
                                         Stockholder:

                                         ---------------------------------------

                                                                       Exhibit A

                                IRREVOCABLE PROXY

       The undersigned Stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY"), hereby irrevocably (to the fullest extent permitted by law) appoints Ron Zwanziger and David Scott, each officers of Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and each of them, as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "SHARES"), in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned Stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy, along with the number(s) of the share certificate(s) which represent such Shares. Upon the undersigned's execution of this Proxy, any and all prior proxies given by each undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

       This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Amendment to Stockholder Voting Agreement dated as of the date hereof by and between Innovations and the Stockholder, and is granted for good and valuable consideration, including in consideration of Innovations entering into that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Innovations, Nutritionals Acquisition Corporation ("MERGER SUB") and the Company (the "MERGER AGREEMENT"), whereby Innovations will acquire all of the fully diluted capital stock of the Company through the merger (the "MERGER") of the Company with and into Merger Sub. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002.

       The attorney and proxy named above is hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

            (i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by Merger Agreement and any action required in furtherance thereof;

            (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement; and

            (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries, (D) any material change in the capitalization of the Company or the Company's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

       The attorney and proxy named above may not exercise this Proxy on any other matter except as provided in clauses (i), (ii) or (iii) above. The Stockholder may vote the Shares on all other matters.

       Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

       This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: December 21, 2001

                                                  /s/ ETHEL EDELL
                                         ---------------------------------------
                                         Signature

                                                ETHEL EDELL, EXECUTRIX
                                         ---------------------------------------
                                         Print Name

                                                     511 CHANNEL DR.
                                         ---------------------------------------

                                                 MONMOUTH BEACH, NJ 07750
                                         ---------------------------------------
                                         Address

                                         Number of shares of Company Common
                                         Stock owned by Stockholder (include
                                         stock certificate numbers):
                                           17,586, #203 - 1,775, #209 - 15,811
                                         ---------------------------------------

                                                                       EXHIBIT D

                    AMENDMENT TO STOCKHOLDER VOTING AGREEMENT

       THIS AMENDMENT TO STOCKHOLDER VOTING AGREEMENT (this "AMENDMENT") is made and entered into as of December 21, 2001 by and between Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and Edell Family Partnership, the undersigned stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY").

                                   WITNESSETH

       WHEREAS, Stockholder is the beneficial owner of shares of outstanding capital stock of the Company and other securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company (collectively, the "SHARES").

       WHEREAS, on September 21, 2001, Innovations and the Company entered into a Non-Binding Summary of Terms and Conditions (the "LETTER OF INTENT"), providing for Innovations and the Company to negotiate and enter into a mutually acceptable definitive acquisition agreement.

       WHEREAS, concurrently with the execution of the Letter of Intent, Innovations and the Stockholder entered into a Stockholder Voting Agreement dated September 21, 2001 (the "ORIGINAL VOTING AGREEMENT"). In connection with the execution of the Original Voting Agreement, the Stockholder granted an irrevocable proxy to Ron Zwanziger and David Scott, each officers of Innovations, dated September 21, 2001 (the "ORIGINAL PROXY").

       WHEREAS, concurrently with the execution of this Amendment, Innovations, the Company and Nutritionals Acquisition Corporation have entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") and, in connection therewith, have agreed (i) to amend the definition of "EXPIRATION DATE" as set forth in the Original Voting Agreement and (ii) that Stockholder shall deliver to Innovations a new irrevocable proxy, effective until the new Expiration Date (as defined herein).

       NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

       1. DEFINED TERMS. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Voting Agreement.

       2. AGREEMENT TO RETAIN SHARES UNTIL THE EXPIRATION DATE. Section 1.1 of the Original Voting Agreement is hereby amended by deleting the third and final sentence thereof (defining Expiration Date) and replacing it with the following:

            "As used herein, the term `EXPIRATION DATE' shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002."

       3. IRREVOCABLE PROXY. Concurrently with the execution of this Amendment, Stockholder agrees to deliver to Innovations an irrevocable proxy in the form attached hereto as EXHIBIT A (the "PROXY"), which shall be irrevocable to the fullest extent permitted by applicable law, covering the total number of Shares and New Shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder as set forth therein. Innovations agrees to vote the Proxy at the Meeting. The Proxy shall replace the Original Proxy and the Original Proxy shall be of no further force or effect.

       4. MISCELLANEOUS. The Original Voting Agreement, as modified by this Amendment, and the Proxy attached hereto represent the entire agreement of the parties with respect to their subject matter and may only be amended in a writing signed by both parties. Nothing herein shall be deemed to amend or waive any term or provision of the Original Voting Agreement, except as expressly set forth herein, and all other terms and conditions of the Original Voting Agreement are hereby ratified and confirmed in all respects.


                                    * * * * *

       IN WITNESS WHEREOF, the undersigned have executed this Amendment to Stockholder Voting Agreement as an agreement under seal on the date first above written.

INVERNESS MEDICAL                        STOCKHOLDER:
INNOVATIONS, INC.:


      /s/ RON ZWANZIGER                           /s/ ETHEL EDELL
------------------------------------     ---------------------------------------
By:  Ron Zwanziger                       Signature
Its:  Chief Executive Officer

                                              ETHEL EDELL, GENERAL PARTNER
                                         ---------------------------------------
                                         Print Name

                                                   511 CHANNEL DR.
                                         ---------------------------------------

                                               MONMOUTH BEACH, NJ  07750
                                         ---------------------------------------
                                         Address

                                                      732-222-2097
                                         ---------------------------------------
                                         Fax Number

                                         Number of shares of Company Common
                                         Stock owned by Stockholder:
                                                        187,500
                                         ---------------------------------------

                                         Other securities convertible into,
                                         exercisable or exchangeable for,
                                         shares of Company Common Stock owned by
                                         Stockholder:

                                         ---------------------------------------

                                                                       Exhibit A

                                IRREVOCABLE PROXY

       The undersigned Stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY"), hereby irrevocably (to the fullest extent permitted by law) appoints Ron Zwanziger and David Scott, each officers of Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and each of them, as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "SHARES"), in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned Stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy, along with the number(s) of the share certificate(s) which represent such Shares. Upon the undersigned's execution of this Proxy, any and all prior proxies given by each undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

       This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Amendment to Stockholder Voting Agreement dated as of the date hereof by and between Innovations and the Stockholder, and is granted for good and valuable consideration, including in consideration of Innovations entering into that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Innovations, Nutritionals Acquisition Corporation ("MERGER SUB") and the Company (the "MERGER AGREEMENT"), whereby Innovations will acquire all of the fully diluted capital stock of the Company through the merger (the "MERGER") of the Company with and into Merger Sub. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002.

       The attorney and proxy named above is hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

            (i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by Merger Agreement and any action required in furtherance thereof;

            (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement; and

            (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries, (D) any material change in the capitalization of the Company or the Company's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

       The attorney and proxy named above may not exercise this Proxy on any other matter except as provided in clauses (i), (ii) or (iii) above. The Stockholder may vote the Shares on all other matters.

       Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

       This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: December 21, 2001

                                                   /s/ ETHEL EDELL
                                         ---------------------------------------
                                         Signature

                                               ETHEL EDELL, GENERAL PARTNER
                                         ---------------------------------------
                                         Print Name

                                                      511 CHANNEL DR.
                                         ---------------------------------------

                                                MONMOUTH BEACH, NJ  07750
                                         ---------------------------------------
                                         Address

                                         Number of shares of Company Common
                                         Stock owned by Stockholder (include
                                         stock certificate numbers):
                                                      187,500  #13
                                         ---------------------------------------

                                                                       EXHIBIT E

                          STOCKHOLDER VOTING AGREEMENT

       THIS STOCKHOLDER VOTING AGREEMENT (this "AGREEMENT") is made and entered into as of December 21, 2001 by and between Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and Andrew Pinkowski, the undersigned stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY").

                                    RECITALS

       A. Concurrently with the execution of this Agreement, Innovations, the Company and Nutritionals Acquisition Corporation, a wholly owned subsidiary of Innovations (the "MERGER SUB"), have entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT"), pursuant to which Innovations will acquire all of the fully diluted capital stock of the Company through the merger (the "MERGER") of the Company with and into the Merger Sub.

       B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of the number of shares of outstanding capital stock of the Company and other securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company, all as set forth on the signature page of this Agreement (collectively, the "SHARES").

       C. In exchange for good and valuable consideration, receipt of which is hereby confirmed, including the execution of the Merger Agreement by Innovations, Stockholder desires to restrict the transfer or disposition of any of the Shares, or any other shares of capital stock of the Company acquired by Stockholder hereafter and prior to the Expiration Date (as defined in SECTION
1.1 hereof), and desires to vote the Shares and any other such shares of capital stock of the Company so as to facilitate the consummation of the Merger.

       NOW, THEREFORE, the parties hereto hereby agree as follows:

       1. AGREEMENT TO RETAIN SHARES.

            1.1 TRANSFER AND ENCUMBRANCE. Stockholder agrees, during the period beginning on the date hereof and ending on the Expiration Date (as defined below), not to transfer, sell, exchange, pledge or otherwise dispose of or encumber (collectively, "TRANSFER") any of the Shares or any New Shares (as defined in SECTION 1.2 hereof), or to discuss, negotiate, or make any offer or agreement relating thereto, other than to or with Innovations. Stockholder acknowledges that the intent of the foregoing sentence is to ensure that Innovations retains the right under the Proxy (as defined in SECTION 3 hereof) to vote the Shares and any New Shares in accordance with the terms of the Proxy. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of
(i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002.

            1.2 NEW SHARES. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date, including, without limitation, shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of all securities held by Stockholder which are convertible into, or exercisable or exchangeable for, shares of capital stock of the Company ("NEW SHARES"), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

       2. AGREEMENT TO VOTE SHARES. Until the Expiration Date, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following (the "MEETING"), Stockholder shall vote the Shares and any New Shares:

            (i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

            (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement; and

            (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries, (D) any material change in the capitalization of the Company or the Company's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement (any of the foregoing are referred to herein as an "OPPOSING PROPOSAL").

       Prior to the Expiration Date, Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with this SECTION 2.

       3. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Innovations an irrevocable proxy in the form attached hereto as EXHIBIT A (the "PROXY"), which shall be irrevocable to the fullest extent permitted by applicable law, covering the total number of Shares and New Shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder as set forth therein. Innovations agrees to vote the Proxy at the Meeting.

       4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF STOCKHOLDER. Stockholder represents, warrants and covenants as follows:

            4.1 OWNERSHIP OF SHARES. Stockholder is the sole beneficial owner of the Shares with full power to vote or direct the voting of the Shares. As of the date hereof the Shares are, and at all times up until the Expiration Date the Shares will be, free and clear of any rights of first refusal, co-sale rights, security interests, liens, pledges, claims, options, charges or other encumbrances. Stockholder does not beneficially own any shares of capital stock of the Company other than the Shares. Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

            4.2 OPPOSING PROPOSALS. Stockholder will not, and will not permit any entity under Stockholder's control to: (i) solicit proxies or become a participant in a solicitation with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Letter of Intent and the Merger Agreement; or (ii) initiate a stockholders' vote or action by consent of the stockholders with respect to an Opposing Proposal.

            4.3 RESTRICTED SHARES. Stockholder understands that the shares of capital stock of Innovations that Stockholder will receive as a result of the Merger (the "INNOVATIONS SHARES") have not been registered under the Securities Act of 1933 (the "ACT") or qualified under the securities or "blue sky" laws of any jurisdiction. Stockholder further understands that the Innovations Shares will constitute "restricted securities" within the meaning of Rule 144 promulgated under the Act and that, as such, the Innovations Shares must be held indefinitely unless they are subsequently registered under the Act or unless an exemption from the registration requirements thereof is available. Stockholder intends to hold the Innovations Shares for Stockholder's own account for investment and not for, with a view to, or in connection with any resale or distribution thereof.

            4.4 INVESTOR STATUS. Stockholder is an "accredited investor" within the meaning of Rule 501 promulgated under the Act. Stockholder by reason of his business and financial experience and the business and financial experience of those persons retained by Stockholder to advise Stockholder with respect to its investment in the Innovations Shares, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the prospective investment, and is able to bear the economic risk of such investment and is able to afford a complete loss of such investment.

       5. ADDITIONAL DOCUMENTS. Stockholder hereby covenants and agrees to execute and deliver any additional documents reasonably necessary or desirable to carry out the purpose and intent of this Agreement and the Merger.

       6. CONSENTS AND WAIVERS. Stockholder (solely in his capacity as a stockholder of the Company) hereby agrees to give any consents or waivers that may reasonably be required for the consummation of the Merger under the terms of any agreement to which Stockholder is a party or pursuant to any rights Stockholder may have.

       7. TERMINATION. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect on the Expiration Date.

       8. LEGENDING OF SHARES. If so requested by Innovations, Stockholder agrees that the Shares and any New Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of SECTION 1 hereof, Stockholder agrees that Stockholder will not Transfer the

Shares or any New Shares without first having the aforementioned legend affixed to the certificates representing the Shares or any New Shares.

       9. MISCELLANEOUS.

            9.1 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

            9.2 BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of Stockholder may be assigned by Stockholder without the prior written consent of Innovations.

            9.3 AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

            9.4 WAIVER. No failure on the part of Innovations to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Innovations in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Innovations shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Innovations; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

            9.5 SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties acknowledge that Innovations will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Innovations upon any such violation, Innovations shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Innovations at law or in equity.

            9.6 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); PROVIDED, HOWEVER, that notices sent by mail will not be deemed given until received:

         If to Innovations, to:     Ron Zwanziger, Chief Executive Officer
                                    Inverness Medical Innovations, Inc.
                                    51 Sawyer Road, Suite 200
                                    Waltham, Massachusetts  02453
                                    Telephone No.: (781) 647-3900
                                    Facsimile No.: (781) 647-3939

         If to Stockholder:         To the address for notice set forth on the
                                    signature page hereof.

            9.7 GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of Delaware, without regard to its principles of conflicts of laws.

            9.8 ATTORNEYS' FEES AND EXPENSES. If any action or other proceeding relating to the enforcement of any provision of this Agreement is brought by either party, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

            9.9 ENTIRE AGREEMENT. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties hereto with respect to such subject matter.

            9.10 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

            9.11 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                                    * * * * *

       IN WITNESS WHEREOF, the undersigned have executed this Agreement as an agreement under seal on the date first above written.

INVERNESS MEDICAL                        STOCKHOLDER:
INNOVATIONS, INC.:


      /s/ RON ZWANZIGER                           /s/ ANDREW PINKOWSKI
------------------------------------     ---------------------------------------
By:  Ron Zwanziger                       Signature
Its:  Chief Executive Officer

                                                   ANDREW PINKOWSKI
                                         ---------------------------------------
                                         Print Name

                                                 5725 SW MENEFEE DRIVE
                                         ---------------------------------------

                                                  PORTLAND, OR 97201
                                         ---------------------------------------
                                         Address

                                                     503-293-2421
                                         ---------------------------------------
                                         Fax Number

                                         Number of shares of Company Common
                                         Stock owned by Stockholder:
                                                       190,528
                                         ---------------------------------------

                                         Other securities convertible into,
                                         exercisable or exchangeable for,
                                         shares of Company Common Stock owned by
                                         Stockholder:
                                                           0
                                         ---------------------------------------

                                                                       EXHIBIT A

                                IRREVOCABLE PROXY

       The undersigned Stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY"), hereby irrevocably (to the fullest extent permitted by law) appoints Ron Zwanziger and David Scott, each officers of Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and each of them, as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "SHARES"), in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned Stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy, along with the number(s) of the share certificate(s) which represent such Shares. Upon the undersigned's execution of this Proxy, any and all prior proxies given by each undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

       This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Stockholder Voting Agreement dated as of the date hereof by and between Innovations and the Stockholder (the "STOCKHOLDER VOTING AGREEMENT"), and is granted for good and valuable consideration, including in consideration of Innovations entering into that certain Agreement and Plan of Merger dated as of December 21, 2001 (the "MERGER AGREEMENT") by and among Innovations, the Company and Nutritionals Acquisition Corporation, a wholly owned subsidiary of Innovations (the "MERGER SUB"). Subject to the conditions set forth therein, the Merger Agreement provides for Innovations to acquire all of the fully diluted capital stock of the Company through the merger (the "MERGER") of the Company with and into the Merger Sub. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002.

       The attorney and proxy named above is hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of Stockholders of the Company and in every written consent in lieu of such meeting:

            (i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

            (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement; and

            (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries, (D) any material change in the capitalization of the Company or the Company's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

       The attorney and proxy named above may not exercise this Proxy on any other matter except as provided in clauses (i), (ii) or (iii) above. The Stockholder may vote the Shares on all other matters.

       Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

       This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:  December 21, 2001

                                               /s/ ANDREW PINKOWSKI
                                         ---------------------------------------
                                         Signature

                                                  ANDREW PINKOWSKI
                                         ---------------------------------------
                                         Print Name

                                                 5725 SW MENEFEE DRIVE
                                         ---------------------------------------

                                                  PORTLAND, OR 97201
                                         ---------------------------------------
                                         Address

                                         Number of shares of Company Common
                                         Stock owned by Stockholder (include
                                         stock certificate numbers):
                                            190,528 SHARES   IVU 11 AND 90
                                         ---------------------------------------

                                                                       EXHIBIT F

                          STOCKHOLDER VOTING AGREEMENT

       THIS STOCKHOLDER VOTING AGREEMENT (this "AGREEMENT") is made and entered into as of December 21, 2001 by and between Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and Rita Pinkowski, the undersigned stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY").

                                    RECITALS

       A. Concurrently with the execution of this Agreement, Innovations, the Company and Nutritionals Acquisition Corporation, a wholly owned subsidiary of Innovations (the "MERGER SUB"), have entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT"), pursuant to which Innovations will acquire all of the fully diluted capital stock of the Company through the merger (the "MERGER") of the Company with and into the Merger Sub.

       B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of the number of shares of outstanding capital stock of the Company and other securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company, all as set forth on the signature page of this Agreement (collectively, the "SHARES").

       C. In exchange for good and valuable consideration, receipt of which is hereby confirmed, including the execution of the Merger Agreement by Innovations, Stockholder desires to restrict the transfer or disposition of any of the Shares, or any other shares of capital stock of the Company acquired by Stockholder hereafter and prior to the Expiration Date (as defined in SECTION
1.1 hereof), and desires to vote the Shares and any other such shares of capital stock of the Company so as to facilitate the consummation of the Merger.

       NOW, THEREFORE, the parties hereto hereby agree as follows:

       1. AGREEMENT TO RETAIN SHARES.

            1.1 TRANSFER AND ENCUMBRANCE. Stockholder agrees, during the period beginning on the date hereof and ending on the Expiration Date (as defined below), not to transfer, sell, exchange, pledge or otherwise dispose of or encumber (collectively, "TRANSFER") any of the Shares or any New Shares (as defined in SECTION 1.2 hereof), or to discuss, negotiate, or make any offer or agreement relating thereto, other than to or with Innovations. Stockholder acknowledges that the intent of the foregoing sentence is to ensure that Innovations retains the right under the Proxy (as defined in SECTION 3 hereof) to vote the Shares and any New Shares in accordance with the terms of the Proxy. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of
(i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002.

            1.2 NEW SHARES. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date, including, without limitation, shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of all securities held by Stockholder which are convertible into, or exercisable or exchangeable for, shares of capital stock of the Company ("NEW SHARES"), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

       2. AGREEMENT TO VOTE SHARES. Until the Expiration Date, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following (the "MEETING"), Stockholder shall vote the Shares and any New Shares:

            (i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

            (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement; and

            (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries, (D) any material change in the capitalization of the Company or the Company's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement (any of the foregoing are referred to herein as an "OPPOSING PROPOSAL").

       Prior to the Expiration Date, Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with this SECTION 2.

       3. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Innovations an irrevocable proxy in the form attached hereto as EXHIBIT A (the "PROXY"), which shall be irrevocable to the fullest extent permitted by applicable law, covering the total number of Shares and New Shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder as set forth therein. Innovations agrees to vote the Proxy at the Meeting.

       4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF STOCKHOLDER. Stockholder represents, warrants and covenants as follows:

            4.1 OWNERSHIP OF SHARES. Stockholder is the sole beneficial owner of the Shares with full power to vote or direct the voting of the Shares. As of the date hereof the Shares are, and at all times up until the Expiration Date the Shares will be, free and clear of any rights of first refusal, co-sale rights, security interests, liens, pledges, claims, options, charges or other encumbrances. Stockholder does not beneficially own any shares of capital stock of the Company other than the Shares. Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

            4.2 OPPOSING PROPOSALS. Stockholder will not, and will not permit any entity under Stockholder's control to: (i) solicit proxies or become a participant in a solicitation with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Letter of Intent and the Merger Agreement; or (ii) initiate a stockholders' vote or action by consent of the stockholders with respect to an Opposing Proposal.

            4.3 RESTRICTED SHARES. Stockholder understands that the shares of capital stock of Innovations that Stockholder will receive as a result of the Merger (the "INNOVATIONS SHARES") have not been registered under the Securities Act of 1933 (the "ACT") or qualified under the securities or "blue sky" laws of any jurisdiction. Stockholder further understands that the Innovations Shares will constitute "restricted securities" within the meaning of Rule 144 promulgated under the Act and that, as such, the Innovations Shares must be held indefinitely unless they are subsequently registered under the Act or unless an exemption from the registration requirements thereof is available. Stockholder intends to hold the Innovations Shares for Stockholder's own account for investment and not for, with a view to, or in connection with any resale or distribution thereof.

            4.4 INVESTOR STATUS. Stockholder is an "accredited investor" within the meaning of Rule 501 promulgated under the Act. Stockholder by reason of his business and financial experience and the business and financial experience of those persons retained by Stockholder to advise Stockholder with respect to its investment in the Innovations Shares, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the prospective investment, and is able to bear the economic risk of such investment and is able to afford a complete loss of such investment.

       5. ADDITIONAL DOCUMENTS. Stockholder hereby covenants and agrees to execute and deliver any additional documents reasonably necessary or desirable to carry out the purpose and intent of this Agreement and the Merger.

       6. CONSENTS AND WAIVERS. Stockholder (solely in his capacity as a stockholder of the Company) hereby agrees to give any consents or waivers that may reasonably be required for the consummation of the Merger under the terms of any agreement to which Stockholder is a party or pursuant to any rights Stockholder may have.

       7. TERMINATION. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect on the Expiration Date.

       8. LEGENDING OF SHARES. If so requested by Innovations, Stockholder agrees that the Shares and any New Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of SECTION 1 hereof, Stockholder agrees that Stockholder will not Transfer the Shares or any New Shares without first having the aforementioned legend affixed to the certificates representing the Shares or any New Shares.

       9. MISCELLANEOUS.

            9.1 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

            9.2 BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of Stockholder may be assigned by Stockholder without the prior written consent of Innovations.

            9.3 AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

            9.4 WAIVER. No failure on the part of Innovations to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Innovations in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Innovations shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Innovations; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

            9.5 SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties acknowledge that Innovations will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Innovations upon any such violation, Innovations shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Innovations at law or in equity.

            9.6 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); PROVIDED, HOWEVER, that notices sent by mail will not be deemed given until received:

         If to Innovations, to:     Ron Zwanziger, Chief Executive Officer
                                    Inverness Medical Innovations, Inc.
                                    51 Sawyer Road, Suite 200
                                    Waltham, Massachusetts  02453
                                    Telephone No.: (781) 647-3900
                                    Facsimile No.: (781) 647-3939

         If to Stockholder:         To the address for notice set forth on the
                                    signature page hereof.

            9.7 GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of Delaware, without regard to its principles of conflicts of laws.

            9.8 ATTORNEYS' FEES AND EXPENSES. If any action or other proceeding relating to the enforcement of any provision of this Agreement is brought by either party, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

            9.9 ENTIRE AGREEMENT. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties hereto with respect to such subject matter.

            9.10 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

            9.11 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                                    * * * * *

       IN WITNESS WHEREOF, the undersigned have executed this Agreement as an agreement under seal on the date first above written.

INVERNESS MEDICAL                        STOCKHOLDER:
INNOVATIONS, INC.:


      /s/ RON ZWANZIGER                          /s/ RITA PINKOWSKI
------------------------------------     ---------------------------------------
By:  Ron Zwanziger                       Signature
Its:  Chief Executive Officer

                                                    RITA PINKOWSKI
                                         ---------------------------------------
                                         Print Name

                                                5725 SW MENEFEE DRIVE
                                         ---------------------------------------

                                                 PORTLAND, OR 97201
                                         ---------------------------------------
                                         Address

                                                     503-293-2421
                                         ---------------------------------------
                                         Fax Number

                                         Number of shares of Company Common
                                         Stock owned by Stockholder:
                                                       117,981
                                         ---------------------------------------

                                         Other securities convertible into,
                                         exercisable or exchangeable for,
                                         shares of Company Common Stock owned by
                                         Stockholder:
                                                           0
                                         ---------------------------------------

                                                                       EXHIBIT A

                                IRREVOCABLE PROXY

       The undersigned Stockholder (the "STOCKHOLDER") of IVC Industries, Inc., a Delaware corporation (the "COMPANY"), hereby irrevocably (to the fullest extent permitted by law) appoints Ron Zwanziger and David Scott, each officers of Inverness Medical Innovations, Inc., a Delaware corporation ("INNOVATIONS"), and each of them, as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "SHARES"), in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned Stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy, along with the number(s) of the share certificate(s) which represent such Shares. Upon the undersigned's execution of this Proxy, any and all prior proxies given by each undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

       This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Stockholder Voting Agreement dated as of the date hereof by and between Innovations and the Stockholder (the "STOCKHOLDER VOTING AGREEMENT"), and is granted for good and valuable consideration, including in consideration of Innovations entering into that certain Agreement and Plan of Merger dated as of December 21, 2001 (the "MERGER AGREEMENT") by and among Innovations, the Company and Nutritionals Acquisition Corporation, a wholly owned subsidiary of Innovations (the "MERGER SUB"). Subject to the conditions set forth therein, the Merger Agreement provides for Innovations to acquire all of the fully diluted capital stock of the Company through the merger (the "MERGER") of the Company with and into the Merger Sub. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) May 31, 2002.

       The attorney and proxy named above is hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of Stockholders of the Company and in every written consent in lieu of such meeting:

            (i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

            (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement; and

            (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries, (D) any material change in the capitalization of the Company or the Company's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

       The attorney and proxy named above may not exercise this Proxy on any other matter except as provided in clauses (i), (ii) or (iii) above. The Stockholder may vote the Shares on all other matters.

       Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

       This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:  December 21, 2001

                                                /S/ RITA PINKOWSKI
                                         ---------------------------------------
                                         Signature

                                                   RITA PINKOWSKI
                                         ---------------------------------------
                                         Print Name

                                                  5725 SW MENEFEE DRIVE
                                         ---------------------------------------

                                                   PORTLAND, OR 97201
                                         ---------------------------------------
                                         Address

                                         Number of shares of Company Common
                                         Stock owned by Stockholder (include
                                         stock certificate numbers):
                                                        117,981
                                         ---------------------------------------


                                      -2-